SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING
                                  [X] FORM 10-Q

                       FOR THE QUARTER ENDED JULY 29, 2000

                         COMMISSION FILE NUMBER: 0-28410


Part I. -- Registrant Information


                                LOEHMANN'S, INC.
             (Exact name of registrant as specified in its charter)


                 DELAWARE                                22-2341356
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)

          2500 HALSEY STREET
            BRONX, NEW YORK                                 10461
     (Address of principal executive offices)            (Zip Code)


Registrant's telephone number, including area code:  (718) 409-2000

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Part II -- Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /x/

         (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and /x/

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable. / /

Part III -- Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         On May 18, 1999, Loehmann's, Inc. (the "Company") filed a petition for relief under chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware (the "Bankruptcy Court"). Since that time the Company has continued to manage and operate its assets and business pending the confirmation of a reorganization plan and subject to the supervision of the Bankruptcy Court. On March 17, 2000, the Company filed a Disclosure Statement and a Plan of Reorganization with the Bankruptcy Court (the "Plan of Reorganization").

         On July 28, 2000, the Company filed a Second Amended Plan of Reorganization (the "Amended POR") with the Bankruptcy Court. The Amended POR was subsequently accepted by the required percentages of those creditors entitled to vote of the plan. A plan confirmation hearing was held on September 6, 2000 and the Amended POR was confirmed by the Bankruptcy Court.

         Since July 28, 2000, the Company has been required to devote significant time and resources to ensuring the confirmation and implementation of the Amended POR. Consequently, as a result of these time pressures, the Company has not been able to complete and file its Form 10-Q by the date required without unreasonable effort or expense.

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                         Richard Morretta (718) 518-2797

         (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

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                  was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /x/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 / / Yes /x/ No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Loehmann's, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on September 12, 2000.

                                        LOEHMANN'S, INC.


                                        By:  /s/ Robert Glass
                                             -------------------------------
                                             Robert Glass
                                             President, Chief Operating
                                             Officer, Secretary and Director